UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

SJW CORP.
(Name of Issuer)
Common Stock, $3.125 par value
(Title of Class of Securities)
784305104
(CUSIP Number)
c/o SJW Corp.
110 West Taylor Street
San Jose, CA, 95110
408-279-7800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 10, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	784305104

1	NAMES OF REPORTING PERSONS Robert A. Van Valer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		2,155,082

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,155,082

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,155,082

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	784305104
SCHEDULE 13D
On May 10, 2010, Roscoe Moss, Jr. passed away. At the time of his death, Mr. Moss was the sole trustee of the Roscoe Moss, Jr. Revocable Trust UA March 24, 1982 (the “Trust”). As trustee, Mr. Moss had sole voting and dispositive powers with respect to the shares of Common Stock held in the Trust. Under the terms of the Trust, Mr. Moss was succeeded as trustee by Robert A. Van Valer, a director of the issuer.
As a result of Mr. Moss’ death, Mr. Moss is no longer the beneficial owner of any shares of the Common Stock. As successor Trustee, Mr. Van Valer has sole voting and dispositive powers with respect to the shares of Common Stock held in the Trust. A separate Schedule 13D/A has been filed on behalf of Mr. Moss disclosing that he is no longer the beneficial owner of shares held in the Trust.
Item 1. Security and Issuer
This statement relates to the Common Stock, par value $3.125 (“Common Stock”), of SJW Corp. (“SJW”). The address of the principal executive office is:
SJW Corp.
374 West Santa Clara Street
San Jose, California 95113
Item 2. Identity and Background
The following information relates to the reporting person:
(a) Robert A. Van Valer
(b) 4360 Worth Street, Los Angeles, California 90063
(c) President, Roscoe Moss Manufacturing Company, 4360 Worth Street, Los Angeles, California 90063
(d) None
(e) None
(f) United States of America
Item 3. Source and Amount of Funds or Other Consideration
The reporting person acquired beneficial ownership on May 10, 2010 of 2,137,868 shares of common stock held by the Trust as a result of the reporting person’s succession to sole trustee of the Trust following the passing of Roscoe Moss, Jr.
The reporting person holds also 15,000 shares individually which were purchased from his own funds and has beneficial ownership of 2,214 deferred shares awarded for service on the Board of Directors of the issuer. The deferred shares are issued upon cessation of Board service.
Item 4. Purpose of Transaction
See Item 3.
Item 5. Interest in Securities of the Issuer

CUSIP No.	784305104
(a) The reporting person beneficially owns 2,137,868 shares as trustee of the Trust, and beneficially owns 17,214 shares individually (an aggregate of 11.6% of the outstanding shares of SJW based on the issuer’s most recently available periodic filing with the Commission).
(b) The reporting person has sole power to vote and dispose of the shares.
(c) The reporting person acquired beneficial ownership of 2,137,868 shares of common stock as a result of the reporting person’s succession to sole trustee of the Trust following the passing of Roscoe Moss, Jr.
(d) The Roscoe Moss, Jr., Revocable Trust UA March 24, 1982 has the right to receive dividends from, and proceeds from the sale of, the shares of the Common Stock that were beneficially owned by Mr. Moss. Mr. Moss’ spouse and Mr. and Mrs. Moss’ heirs are the beneficiaries of the Trust.
(e) N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The reporting person is a director of the issuer.
Item 7. Material to be Filed as Exhibits
None.

CUSIP No.	784305104
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2010	/s/ Robert A. Van Valer
Robert A. Van Valer